ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Performance Securities with Contingent Protection Strategic Alternatives to Indexing

UBS Performance Securities with Contingent Protection provide for linear or leveraged exposure to an underlying asset.

Description
At the same time, UBS Performance Securities with Contingent Protection (the “Securities”) provide limited protection against falling prices. If you are looking for enhanced upside exposure to an index with the potential for a degree of principal protection, consider the Securities as a strategic alternative to an Exchange Traded Fund (ETF) or an index fund.

How does contingent protection work?
In terms of upside potential, the Securities provide the opportunity to receive leveraged equity exposure by multiplying any positive underlying asset return by a pre-determined Participation Rate (which is typically set at a minimum of 100% on the trade date).

The Securities are not subject to a maximum gain or cap. In terms of downside protection, at maturity, the principal amount of your Securities is protected as long as the underlying asset does not close below a pre-determined “trigger level” on any single trading day during the term. If the underlying asset does close below the trigger level on any trading day during the term, the protection feature is lost, and the Securities will be fully exposed to any decline in the underlying asset.

At maturity, there are three possible payout scenarios:

•	If the underlying asset has appreciated, (and has never breached the trigger level during the term of the Securities), you will receive your principal plus an enhanced asset return.
•	If the underlying asset has declined but has never breached the trigger level, you will receive your principal and no asset return.
•	If the underlying asset has declined and has also breached the trigger level during the term of the Securities, you will receive your principal less the percentage decline in the underlying asset.

The Securities are typically linked to equity indices, but can also be linked to individual stocks, commodities or baskets of stocks or commodities.

Example of a UBS Performance Security with Contingent Protection
You own an ETF or an index fund linked to an equity index but have some market risk concerns. You also don’t want to miss out if there is a rally in the market. You could substitute your ETF or index fund investment for a UBS Performance Security with Contingent Protection linked to the same equity index with the goal of enhancing your returns if the equity market rises, but protecting yourself from declines in the market.

Assumptions
Index Starting Level when the Securities are purchased:	100
Investment:	$1,000
Participation Rate:	130%
Trigger Level:	50% of Index starting level
Maturity:	5 years

Scenario 1
The index rises
The index rises by 40% over the 5-year term of the Securities. In this case, you receive your principal plus 1.3 times (130%) the return of the index. Your $1,000 investment in the Securities results in a gain of 52%, calculated as 40% x 1.3 (or $520).

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees) you would have a gain of 40% (or $400).

Scenario 2
The index declines moderately
The index declines by 20% over the 5-year term of the Securities. The index also never closes below 50% of its starting level (the trigger level) during the term of the Securities. In this case, you receive your principal. Your $1,000 investment in the Securities results in neither a gain or a loss.

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees), you would have had a loss of 20% (or -$200).

Scenario 3
The index declines significantly
The index declines by 40% over the term of the Securities. In addition, the index closes below 50% of its starting level (the trigger level) at some point during the term of the Securities. In this case, the contingent protection feature disappears, the Securities are fully exposed to the decline of the index and you receive your principal less 40%. Your $1,000 investment in the Securities results in a loss of 40% (or -$400).

Had your $1,000 been invested in an ETF or an index fund tracking the return of the index (without considering dividends or fees) you would also have had a loss of 40% (or -$400).

Taxation
The tax characterization of the Securities is based on a facts and circumstances analysis, and the treatment of the Securities may be uncertain. Generally, it will be at least reasonable to treat the Securities as a forward contract for US tax purposes. Consequently, it will be at least reasonable to treat any gains or losses on the Securities at maturity as long-term capital gains or losses if the Securities are held for more than one year. Please see the applicable offering materials for specific tax information regarding any Securities offering.

The discussion above is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular Securities will supersede, and should be read to replace, the above discussion in respect of those Securities.

Scenario Analysis

Index Level at Maturity	Return of Index	Return of Securities if Trigger Level not Breached	Return of Securities if Trigger Level Breached
170	70%	91%	91%
160	60%	78%	78%
150	50%	65%	65%
140	40%	52%	52%
130	30%	39%	39%
120	20%	26%	26%
110	10%	13%	13%
100	0%	0%	0%
90	-10%	0%	-10%
80	-20%	0%	-20%
70	-30%	0%	-30%
60	-40%	0%	-40%
50	-50%	0%	-50%
40	-60%	n/a	-60%
30	-70%	n/a	-70%

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs.

Return Profile

Conclusions
The Securities outperform the index when the index price return is positive and perform comparably to the index when the index price return is negative. In a scenario in which the index declines moderately, the contingent protection feature will provide protection from declines in the index level as long as the trigger level is never breached during the term of the Securities.

Key Risks
•	The Securities are fully exposed to any decline in the level of the underlying asset if the trigger level is breached during their term. As a result, you may lose some or all of your principal.
•	The Securities do not pay interest. Any dividends paid on stocks included in an underlying index will not be paid to you or reinvested in the index.
•
The contingent protection feature only applies if the Securities are held to maturity, and if the trigger level is not breached during their term. If you sell your Securities prior to maturity, you may receive less than your principal even if the underlying asset has not breached the trigger level.

•
The Securities will not be listed. The issuer of the Securities is expected to maintain a secondary market for the Securities, but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your Securities until maturity.

•	Credit of issuer — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.

For more information on the risks associated with the Securities, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS Performance Securities with Contingent Protection are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the Securities.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
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Fax: +1-203-719 3477
structuredinvestments@ubs.com

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